

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2018

Via E-mail
Ms. Catherine P. Raw
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
161 Bay Street
P.O. Box 212
Toronto, Canada M5J 2S1

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 26, 2018**
> **File No. 001-09059**

Dear Ms. Raw:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining